UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File No. 001-35193

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Grifols, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Inside Information Note, dated November 27, 2024	3

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Grifols, S.A.

Avinguda de la Generalitat 152-158
08174 Sant Cugat del Vallès
Barcelona - ESPAÑA

Tel. [34] 935 710 500
Fax [34] 935 710 267

www.grifols.com

Pursuant to the provisions of article 226 of the Law 6/2023, of March 17, on Securities Markets and Investment Services, Grifols S.A. ("Grifols" or the "Company") hereby informs about the following

INSIDE INFORMATION

Grifols announces that its Board of Directors held an extraordinary meeting this afternoon in which it was informed of the content of a letter sent today by Brookfield Capital Partners (UK) Limited ("Brookfield") to the Transaction Committee of the Board of Directors. As explained by the Transaction Committee to the Board, the letter stated that, under the current circumstances, Brookfield is not in a position to proceed with a potential offer for Grifols (the "Transaction"). The Board of Directors concurs that, given the current circumstances, it is not feasible for the Transaction to move forward. The Board of Directors appreciates the efforts made, although they have not been sufficient, and remains focused on enhancing the Company's long-term value.

In Barcelona, on 27 November 2024.

Núria Martín Barnés

Secretary to the Board of Directors

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date:  November 27, 2024

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